Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

8 September 2004

Securities and Exchange Con
Office of International Corpora
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 17

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to the disclosure of dealings in shares of Sime Darby Berhad pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 - released on 25, 26, 27 and 30 August, and 1, 2, 3 and 6 September 2004 respectively.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York
Fax No. (212) 571 3050/ 3051/ 3052

9/16

NZ/nor/ADR

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on08/25/2004 12:23:25 PM
Reference No MM-040825-41288

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 25 August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

File No. 82-4968

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
24.8.2004	Employees Provident Fund Board	Disposal of SDB Shares	185,000	RM5.55 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 26/08/2004 12:07:59 PM
Reference No MM-040826-38442

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 26 August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

File No. 82-4968

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
25.8.2004	Employees Provident Fund Board	Disposal of SDB Shares	20,400	RM5.55 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on27/08/2004 12:01:19 PM
Reference No MM-040827-41057

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 27 August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

File No. 82-4968

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
26.8.2004	AmInvestment Management Sdn Bhd – for Employees Provident Fund Board	Acquisition of SDB Shares	200,000	RM5.50 per Share

AmMerchant Bank Berhad (23742-V)
[illegible] Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box [illegible]
50708 Kuala Lumpur.

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIANon 30/08/2004 12:13:27 PM

Reference No MM-040830-40646

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Foong Yein Fun/Jeff Kong**
* Designation	:	**Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 30 August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

File No. 82-4968

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
27.8.2004	AmInvestment Management Sdn Bhd – for Employees Provident Fund Board	Acquisition of SDB Shares	323,600	RM5.50 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on09/01/2004 12:37:37 PM
Reference No MM-040901-40035

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Foong Yein Fun/Jeff Kong**
* Designation	:	**Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 1 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

File No. 82-4968

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
30.8.2004	Employees Provident Fund Board	Disposal of SDB Shares	200,000	RM5.50 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 09/02/2004 12:24:09 PM
Reference No MM-040902-41395

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Foong Yein Fun/Jeff Kong**
* Designation	:	**Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 2 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

File No. 82-4968

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
1.9.2004	AmInvestment Management Sdn Bhd – for Employees Provident Fund Board	Acquisition of SDB Shares	184,300	RM5.45 per Share

AmMerchant Bank Berhad (23742-V)
21st-23th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on09/03/2004 12:17:28 PM
Reference No MM-040903-39397

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 3 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

File No. 82-4968

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
2.9.2004	Employees Provident Fund Board ("EPF")	Disposal of SDB Shares	200,000	RM5.51 per Share
2.9.2004	AmInvestment Management Sdn Bhd – for EPF	Acquisition of SDB Shares	427,200	RM5.50 per Share
2.9.2004	Hwang DBS Asset Management Sdn Bhd – for EPF	Acquisition of SDB Shares	160,000	RM5.5147 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

File No. 82-4968

Form Version 2.0
General Announcement
Submitted by MB_ARAB-MALAYSIAN on 06/09/2004 12:06:00 PM
Reference No MM-040906-39956

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 6 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.doc

File No. 82-4968

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
3.9.2004	Employees Provident Fund Board ("EPF")	Disposal of SDB Shares	220,000	RM5.55 per Share
3.9.2004	Hwang DBS Asset Management Sdn Bhd – for EPF	Acquisition of SDB Shares	51,000	RM5.50 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 SEP 16 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

14th September 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose herewith a copy of following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in reply to a query from Bursa Malaysia Securities Berhad on the news article appearing in the MailMoney section of The Malay Mail entitled "Sime eyes Alfa Romeo franchise" - released on 13th September 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

IVADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 13-09-2004 05:50:08 PM
Reference No SD-040910-E72EF

Submitting Merchant Bank (if applicable)	
Submitting Secretarial Firm Name (if applicable)	
* Company name	: Sime Darby Berhad
* Stock name	: SIME
* Stock code	: 4197
* Contact person	: Nancy Yeoh Poh Yew
* Designation	: Group Secretary

* Type : ○ Announcement ● Reply to query
Query letter by KLSE reference no. : CY-040910-51691

* Subject :
Article entitled : "Sime eyes Alfa Romeo franchise"

* **Contents :-**

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 10th September 2004 and the news article appearing on page 27 in the MailMoney section of The Malay Mail on Friday, 10th September 2004.

Sime Darby wishes to inform BMSB that it is in discussions with Fiat SpA on its potential appointment as an Alfa Romeo motor vehicle distributor in Malaysia.

Sime Darby further wishes to inform BMSB that the ongoing discussions currently do not cover the franchise for the other marques under the Fiat umbrella, such as Fiat, Maserati, Lancia and Ferrari.

An announcement will be made to BMSB if and when the appointment is made.

This announcement is dated 13th September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 SEP 16 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

13th September 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No: 1-202-942-9624 / 9638
No. of Pages : 8

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose herewith a copy of following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the acquisition of 29.9% equity interest in Jaya Holdings Limited - released on 10th September 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

iv/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 10-09-2004 07:16:43 PM
Reference No SD-040908-C36F9

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type: ● **Announcement** ○ **Reply to query**

* Subject :
Acquisition of 29.9% equity interest in Jaya Holdings Limited

* **Contents :-**

1. **INTRODUCTION**

The Board of Directors (the "Board") of Sime Darby Berhad ("SDB" or the " Company") is pleased to announce that SDB had, on 10 September 2004, through its wholly-owned subsidiary, Sime Darby Eastern Limited ("SDEL") (the "Purchaser"), entered into two agreements for:
(i) the acquisition of an initial 29.9% equity interest (the "Acquisition") in Jaya Holdings Limited ("Jaya"); and
(ii) an option to acquire a further equity interest of no less than 15.0% in Jaya (the "Option Agreement"),
(collectively, the "Transactions").

2. **INFORMATION ON JAYA**

Jaya is a company incorporated in Singapore and is currently listed on the Singapore Exchange Securities Trading Limited following its initial public offering in March 1992. As at 9 September 2004, the market capitalisation of Jaya was approximately S$679 million (equivalent to approximately RM1,519 million).

Jaya, through its subsidiaries and associated companies (the "Jaya Group"), is principally engaged in three business activities, namely, offshore shipping, conventional shipping and shipbuilding. Currently, the Jaya Group operates a diversified fleet of 45 vessels servicing the oil and gas, marine construction, mining and marine-related industries.

As at 30 August 2004, Jaya has an authorised share capital of S$100,000,000 comprising 1,000,000,000 ordinary shares of S$0.10 each (the "Shares"), of which 745,955,085 Shares are issued and fully paid-up.

Set out below is a summary of the key audited financial information of the Jaya

Group for the five financial years ended 30 June 2000 to 30 June 2004.

	Financial year ended June 30				
	2000	2001	2002	2003	2004
Turnover (S$'000)	67,021	78,270	79,194	136,122	106,282
Profit before tax (S$'000)	10,546	18,526	27,426	35,328	49,847
Profit attributable to shareholders (S$'000)	10,275	17,532	25,148	32,888	46,218
Shareholders' funds (S$'000)	136,933	149,457	162,801	179,917	202,477
Total Borrowings (S$'000)	48,440	58,189	60,686	91,817	139,509
Earning per share (cents)	1.43	2.41	3.46	4.50	6.24
Net tangible asset per share (cents)	18.71	20.62	22.35	24.23	27.15

3. PRINCIPAL TERMS OF THE TRANSACTIONS

3.1 Acquisition

SDEL had, on 10 September 2004, entered into a conditional share purchase agreement (the "Share Purchase Agreement") with five shareholders of Jaya, namely Messrs Eka Tjandranegara, Pang Yoke Min, Chan Mun Lye, Low Cheng Lum and Khong Lai Cheong (collectively, the "Vendors") to acquire an aggregate of 223,019,640 Shares (the "Sale Shares"), representing approximately 29.9% of the issued share capital of Jaya, from the Vendors, at a price of S$1.00 for each Sale Share, to be paid in cash.

The following table sets out the number of Shares held by each Vendor prior to the Acquisition (the "Pre- Shareholding"), the number of Shares acquired by SDEL from each Vendor, and the resultant shareholding of each Vendor in Jaya upon completion of the Acquisition ("Acquisition Completion") (the " Post-Shareholding"):

	Pre-Shareholding			Post-Shareholding	
Name of Vendor	No. of Shares	%	No. of Sale Shares	No. of Shares	%
Eka Tjandranegara	125,388,350	16.81	76,730,424	48,657,926	6.52
Pang Yoke Min	99,526,265	13.34	60,904,323	38,621,942	5.18
Chan Mun Lye	64,060,875	8.59	39,201,554	24,859,321	3.33
Low Cheng Lum	49,743,600	6.67	30,440,209	19,303,391	2.59
Khong Lai Cheong	25,726,500	3.45	15,743,130	9,983,370	1.34
Total	364,445,590	48.86	223,019,640	141,425,950	18.96

3.2 Conditions Precedent

The Acquisition is subject to and conditional upon the Vendors entering into the Option Agreement contemporaneously with the Share Purchase Agreement.

The Transactions do not require the approval of shareholders of SDB.

Barring any unforeseen circumstances, the Acquisition is expected to be completed within 1 week from the date of this announcement.

3.3 Option Agreement

Under the terms of the Option Agreement, the Purchaser has an option to acquire (the "Call Option") an additional equity interest of not less than 15.0% of Jaya held by the Vendors (the "Option Shares") at an exercise price of S$1.20 for each Option Share for a cash consideration (the "Call Option Price"), and

the Vendors have the option to collectively sell (the "Put Option") the Option Shares to the Purchaser at S$1.10 for each Option Share for a cash consideration (the "Put Option Price").

Both the Call Option and the Put Option are exercisable for a period commencing on (and including) the date falling 30 days after the announcement of the audited consolidated results of the Jaya Group for the financial year ending 30 June 2006, and ending 60 days after such announcement.

The Put Option may be exercised by the Vendors collectively only if the following conditions are satisfied:

(i) the Minimum Average Implied Equity Value being not less than S$818,000,000;

(ii) the Minimum FY2006 Implied Equity Value being not less than S$634,500,000;

(iii) there having been no subsisting breach by any of the Vendors of the terms of the Share Purchase Agreement (other than a breach of warranty) and no subsisting material breach of warranties at the time of exercise of the Put Option; and

(iv) Acquisition Completion having occurred,

provided however that the Purchaser may at any time waive in whole or in part and conditionally or unconditionally the above conditions by notice in writing to the Vendors.

For the purpose of the foregoing paragraph:

(i) "Average Income" means the arithmetic mean of the Net Income for each of the financial years ending 30 June 2005 and 30 June 2006;

(ii) "Minimum Average Implied Equity Value" means the product of 14.1 and the Average Income;

(iii) "Minimum FY2006 Implied Equity Value" means the product of 14.1 and the Net Income for the financial year of Jaya ending 30 June 2006; and

(iv) "Net Income" means, in relation to a financial year of Jaya, the audited consolidated net profit of the Jaya Group as at the end of that financial year attributable to shareholders, subject to certain adjustments as provided for in the Option Agreement.

There are no conditions to the exercise of the Call Option.

In the event the Purchaser makes a take-over offer (whether mandatory or voluntary) ("Offer") for Jaya at a price at or higher than the Put Option Price prior to the exercise of the Put Option, the Put Option shall, notwithstanding any other provisions of the Option Agreement, be deemed to have been exercised by the Vendors on the date of despatch of the Offer document and the Vendors shall sell the Option Shares to the Purchaser at the Offer Price as specified in the announcement of the Offer for each Option Share.

3.4 General Offer

The Purchaser is not required to make a mandatory Offer for the remaining Shares pursuant to Rule 14 of the Singapore Code on Take-overs and Mergers ("Singapore Take-over Code") following Acquisition Completion.

However, the Purchaser will be required to make a mandatory Offer for the

remaining Shares pursuant to Rule 14 of the Singapore Take-over Code upon:

(i) the completion of the acquisition of the Option Shares pursuant to the exercise of the Put Option or the Call Option (as the case may be), at the higher of:

(a) the Put Option Price or the Call Option Price (as the case may be); and

(b) the highest price paid for Shares during the Offer period and within 6 months prior to the commencement of the Offer.

or

(ii) an acquisition of additional Shares which, taken in aggregate with the Sale Shares, would result in the Purchaser holding more than 30% of the issued and paid-up share capital of Jaya, at the highest price paid for Shares during the Offer period and within 6 months prior to the commencement of the Offer.

4. BASIS OF ARRIVING AT THE PURCHASE CONSIDERATION AND OPTION PRICING

The purchase consideration for the acquisition of the Sale Shares of approximately S$223.0 million (equivalent to approximately RM499.1 million) and the acquisition of the Option Shares upon the exercise of the Call Option or the Put Option, as the case may be, of up to approximately S$169.7 million (equivalent to approximately RM379.8 million) and S$155.6 million (equivalent to approximately RM348.2 million), respectively, were arrived at following negotiations with the Vendors on a "willing seller, willing buyer" basis taking into account, *inter alia*, the rationale for the Transactions, the historical earnings of Jaya, its growth prospects and future earnings potential.

5. RATIONALE FOR THE TRANSACTIONS

The Transactions present an opportunity for the SDB Group to capitalise on the growth in the offshore oil and gas exploration and production industry and extend its service offerings in the oil and gas support value chain. In particular, the Acquisition is expected to:

- complement the Company's earnings' stream with more stable and higher margin income;
- provide the "marine spread" and anchor the Company's position as a one-stop integrated service provider;
- enable the Company to penetrate the Malaysian chartering market; and
- leverage on the existing customer base of SDB to offer extended services and ready access to new markets.

6. LIABILITIES AND ENCUMBRANCES

The Sale Shares are sold to SDEL free from all claims, charges, liens and encumbrances whatsoever together with all the rights and the advantages attached thereto as at the date of Acquisition Completion.

The Company will be accounting for its investment in Jaya as an associated company and will not assume any of Jaya Group's liabilities as a result of the Acquisition.

7. FINANCIAL EFFECTS

The purchase consideration for the Acquisition will be satisfied wholly in cash through internally generated funds, and will not result in any change in the issued and paid- up share capital of the Company, or SDB's substantial shareholders' shareholding. The Acquisition is not expected to have any material impact on the SDB Group's earnings per share and net tangible assets per share upon Acquisition Completion.

8. ORIGINAL DATES AND COST OF INVESTMENTS

Mr Eka Tjandranegara and Mr Pang Yoke Min incorporated Java Marine Lines Pte Ltd ("JMLPL") in August 1981 with several other investors with paid- up capital of S$800,000.

In 1983, the directors of JMLPL decided to reorganise its operations and Jaya Offshore Pte Ltd ("JOPL") was incorporated as a ship operating company with paid-up capital of S$200,000, with JMLPL as a ship owning company.

Mr Chan Mun Lye, Mr Khong Lai Cheong and Mr Low Cheng Lum became shareholders and directors of JMLPL in 1983. The paid-up capital of JMLPL was increased to S$1,800,000.

JHL, which was incorporated on 19th May 1990, acquired the entire issued and paid- up capital of both JMLPL and JOPL from the Vendors to become the Group's investment holding company.

9. PROSPECTS AND RISK FACTORS OF THE JAYA GROUP

9.1 Prospects

The Jaya Group has a niche market in the small to medium size Anchor Handling Tug Supply (AHTS) and a relatively young fleet of vessels with an average age of between 5 to 6 years. With the initiation of a new- building program three years ago, the Jaya Group expects to take delivery of some 32 vessels over the next two years. Being both an operator and a shipbuilder, the Jaya Group is expected to continue to benefit from firming charter rates for offshore vessels as a result of the high level of offshore exploration activities and strong pricing power for the sale of offshore supply vessels, resulting from supply- demand imbalances. As stated in the recently announced unaudited results of the Jaya Group for the financial year ended 30 June 2004, the directors of the Jaya Group remain positive about the market conditions for the Jaya Group's businesses for the current and next financial year.

9.2 Risk Factors

The risk factors associated with the Jaya Group (which may not be exhaustive) include:-

9.2a Level of oil prices

Operations of the Jaya Group are dependent on the level of oil and gas exploration and production activities in the region. Such activities are affected by factors such as fluctuations in oil and natural gas prices and changes in capital spending by customers in the offshore oil and gas industry.

9.2b Oversupply of offshore marine vessels

The charter rates of offshore marine vessels are highly dependent on the capacity of the global marine fleet. The Jaya Group's competitors include multi-national companies such as US-based Seacor Smit Inc. and Tidewater Inc. Some of the Jaya Group's competitors have bigger fleets, longer operating histories and greater financial, technical, marketing and other resources which could be deployed to expand their business and market share in Jaya's target market in the region.

9.2c Political risks, governmental and international regulations

Political risks in countries where the Jaya Group currently operates or may operate in future could affect the ability of its offshore support vessels to call on ports of such countries or to provide support services. In addition, offshore marine services are subject to government and international regulations such as international conventions and respective government regulations in jurisdictions where its vessels operate or are registered.

9.2d Tax status

Currently, the Jaya Group's income is substantially derived from the operations of Singapore-flagged vessels which are exempted from Singapore income tax pursuant to Section 13A of the Singapore Income Tax Act (the "SITA"). There is no assurance that the Jaya Group will continue to enjoy such tax exemption in the future.

9.2e Foreign currency risk

The Jaya Group is exposed to foreign exchange fluctuations and any such adverse fluctuations may have a material impact on its profits.

9.3 Mitigating Investment Risk

The current upward trend in oil prices is expected to provide significant on-going support for the demand in offshore shipping charters. The global need for fleet renewal by major international players will drive increased demand for new vessels, while more operators seek to acquire and operate newer and younger fleets due to increased emphasis on safety standards. Jaya is well-positioned in both these respects as it initiated its shipbuilding program in anticipation of this demand.

In addition, as part of the Transaction, three of the Vendors who are currently part of the senior executive management of Jaya, namely Messrs Pang Yoke Min, Chan Mun Lye and Khong Lai Cheong, have agreed to extend their services to Jaya until the end of the Option Period. With their combined industry experience of more than 60 years, and under their combined leadership, Jaya will continue to operate under the same successful business model, while a succession plan is being put in place.

10. POLICY ON FOREIGN INVESTMENT AND REPATRIATION OF PROFITS

10.1 Policy on Foreign Investment

There are generally no restrictions on the foreign ownership of Singapore corporations.

10.2 Repatriation of Profits

Currently, the Jaya Group's income is substantially derived from the operation of Singapore-flagged vessels which are exempted from Singapore income tax pursuant to Section 13A of the SITA, i.e. income derived from the carriage in international waters of passengers, mails, livestock or goods by sea-going Singapore ships including income derived from the charter of such ships.

Where dividends are distributed to holders of ordinary shares out of such tax exempt profits, the dividend received by such shareholders are exempted from Singapore income tax in their hands, irrespective of whether they are resident taxpayers or non-resident taxpayers.

11. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the directors and/or major shareholders of the Company and/or persons connected to them have any interest, direct and/or indirect, in the Transactions.

12. DIRECTORS' RECOMMENDATION

The Board having considered the rationale, terms and effects of the Transactions, and after careful deliberation, is of the opinion that the Transactions are in the best interests of the Company and its shareholders.

13. DOCUMENTS FOR INSPECTION

The Share Purchase Agreement and the Option Agreement are available for inspection at the registered office of SDB at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during normal office hours from Mondays to Fridays (except public holidays) for a period of three months from the date of this announcement.

This announcement is dated 10th September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

9 September 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Fax: 1-202-942-9624/9638
Pages: 2

Dear Sirs

SIME DARBY BERHAD – FILE NO. 82-4968

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the incorporation of new subsidiary, Hainan Bao Yue Automobiles Trading Co. Ltd - released on 9 September 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York
Fax: (212) 571 3050/3051/3052

/nz

Form Version 2.0
General Announcement
Submitted by S DARBY on 09-09-2004 05:17:22 PM
Reference No SD-040909-37974

Submitting Merchant Bank (if applicable)	
Submitting Secretarial Firm Name (if applicable)	
* Company name	: Sime Darby Berhad
* Stock name	: SIME
* Stock code	: 4197
* Contact person	: Nancy Yeoh Poh Yew
* Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Incorporation of new subsidiary - Hainan Bao Yue Automobiles Trading Co. Ltd.

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that a new subsidiary, Hainan Bao Yue Automobiles Trading Co. Ltd. ("HBYA"), was incorporated in the People's Republic of China on 6 September 2004. Notification of the incorporation was received from the authorities on 7 September 2004. The entire registered capital of HBYA of RMB10 million is held by BMW Concessionaires (H.K.) Limited, a wholly-owned subsidiary of Sime Darby. The principal activities of HBYA will be the sales of BMW motor vehicles and the provision of after sales service.

The investment in HBYA is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30 June 2005. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 9 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

9th September 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
and by courier
No. of Pages : 3

Dear Sirs,

SIME DARBY BERHAD : FILE NO. 82-4968

We refer to our letters dated 28th April 2004 and 28th June 2004 requesting for a waiver from having to inform the Securities and Exchange Commission ("SEC") immediately if there is a change in Sime Darby Berhad ("SDB")'s issued share capital as a result of the issuance of shares pursuant to the exercise of options under SDB's Employees' Share Option Scheme ("ESOS"). A copy each of the said letters are enclosed.

To-date, we have not received any reply from you on the above request. As such, we will assume that you are agreeable to our request if we do not receive any reply from you within a month from the date of this letter.

Should you require further information or clarification, please do not hesitate to contact the undersigned at e-mail address **nancyyeoh@simenet.com**.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York
Fax No. (212) 571 3050/ 3051/ 3052

JVADR

SENT
VIA FACSIMILE
28 JUN 2004
TIME: 9.51

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

28th June 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We refer to our letter dated 28th April 2004 requesting for a waiver from having to inform the Securities and Exchange Commission ("SEC") immediately if there is a change in Sime Darby Berhad ("SDB")'s issued share capital as a result of the issuance of shares pursuant to the exercise of options under SDB's Employees' Share Option Scheme ("ESOS"). A copy of the said letter is enclosed.

To-date, we have not received any reply from you on the above request. We would therefore appreciate it if you could reply as soon as possible.

For your information, the exercises of options continue to occur almost everyday, but the number and percentage of SDB shares issued pursuant to the ESOS, compared to the existing issued share capital, is negligible.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

SENT

cc. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

28 April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 1

Attention : Mr Elliot Staffin

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4969

As you would be aware, a Sponsored Level 1 American Depositary Receipts Programme ("ADR Programme") for shares of Sime Darby Berhad ("SDB") was registered with your office on 27 August 1999. In order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are required to forward to the Securities and Exchange Commission ("SEC"), copies of all announcements released and documents filed with Malaysian authorities in relation to a change in the corporate structure of SDB. However, it is to our understanding that the above requirement may not apply to announcements on changes in the interests of substantial shareholders due to the frequency and immaterial nature of such announcements.

On the same premise, we would like to request for a waiver from having to inform the SEC immediately if there is a change in SDB's issued share capital as a result of the issuance of shares pursuant to the exercise of options under SDB's Employees' Share Option Scheme ("ESOS"). Although, currently, there are exercises of options almost everyday, the number and percentage of SDB shares issued pursuant thereto, compared to the existing issued share capital, is negligible. Also, such issuance of shares would be reported in SDB's Quarterly Announcement of Results which are forwarded to the SEC immediately upon release.

We hope that you will favourably consider the above request. Of course, we undertake to continue to advise the SEC if there is a change in the issued share capital as a result of a corporate exercise, for example, a bonus or a rights issue.

Should you require further information or clarification, please do not hesitate to contact the undersigned at e-mail address **nancyyeoh@simenet.com**.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

pl/ADR